UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

1 2 "This quarter, we were recognized as the most valuable brand in the food retail sector in Brazil by three important national rankings. This historic recognition reflects the strength of Assaí and reinforces our leadership not only in value proposition and innovation, but also in relevance and reputation. The 2Q25 results show that the Company remains focused on growing with discipline and reducing leverage. Revenues reached R$21 billion, representing a growth of 7% compared to 2Q24, with a consistent EBITDA margin of 5.7% (+0.3 p.p. vs. 2Q24). This performance was driven by the maturation of the new stores, services expansion and the strict control of expenses. In addition, for the 4th straight year, we renewed the GPTW certification as an excellent place to work and were recognized as the best in our segment in the following areas: Ethno-Racial, Women and People with Disabilities. Thank you also to all the customers, who challenge us to always do our best.” Belmiro Gomes São Paulo, August 7, 2025 Assaí Atacadista announces its results for the 2nd quarter of 2025. All comments on EBITDA exclude other operating expenses and income. The interim financial information was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM regulations and the technical pronouncements of the Accounting Pronouncements Committee (CPC). To better represent the financial situation of the business, numbers in this report are shown in the Pre-IFRS 16 view, which excludes the effects of IFRS16/CPC 06 (R2). Reconciliation with IFRS16 is available in a specific chapter in this document. 2Q25 (vs. 2Q24) SALES Revenue of R$ 20.9 billion (+7.2%) given the maturation of new stores, and the growth in same-store sales o ‘Same-stores’ sales: +4.6% (excl. calendar effect and impact of donations to RS), and stable market share o 10 stores opened in the last 12 months, strengthening the national presence (sales area: +3.1%) o Accumulated revenue 1H25: R$ 41.2 billion, an increase of R$ 2.9 billion vs. 1H24 (+7.5%) o Opening projections: 10 new stores in 2025, with CAPEX between R$ 1.0 – 1.2 bn, and 10 stores in 2026 PROFITABILITY EBITDA Pre-IFRS16 reaches R$ 1.1 billion: growth of +11.8% and margin of 5.7% (+0.3 p.p.) o Gross margin improvement (stores maturation and services expansion) and expenses dilution o EBITDA Post-IFRS16: R$ 1.4 billion, with margin of 7.6% (+0.4 p.p.) o EBITDA Mg. 1H25: Pre-IFRS16 of 5.6% (+0.3 p.p.) and Post-IFRS16 of 7.5% (+0.4 p.p.) NET INCOME Net income: operational efficiency, despite the high interest rates o In the quarter: R$ 264 million (+60.0%) Pre-IFRS16 and R$ 219 million (+78.0%) Post-IFRS16, including tax credits of R$ 86 million in income tax line o Cumulative 1H25: R$ 426 million (+65.1%) Pre-IFRS16 and R$ 336 million (+83.6%) Post-IFRS16 LEVERAGE Leverage (1) reaches 3.17x (-0.48x vs. 2Q24), due to higher EBITDA and lower net debt level o In the quarter, EBITDA was twice the interest paid during the period o EBITDA(2) advances 14%, increasing R$ 0.5 billion in the last 12 months o Net debt is reduced by R$ 0.2 billion (R$ 0.7 billion before receivables) o Projections: leverage(1) of ~2.6x by the end of 2025 REVENUE OF R$ 21 BILLION, AN INCREASE OF 7.2% GROSS MARGIN EVOLUTION AND EXPENSES REDUCTION: EBITDA MARGIN PRE-IFRS16 OF 5.7% (+0.3 p.p. vs. 2Q24) NET INCOME PRE-IFRS16 INCREASES +60% TO R$ 264 MILLION (1) Net Debt + Discounted receivables* / Adjusted EBITDA Pre-IFRS16 (*Between 4Q21 and 4Q24, the Net Debt + Discounted Receivables indicator included the outstanding balance of the hypermarket acquisition. The payment for the hypermarket acquisition was completed in 1Q24) (2) EBITDA Pre-IFRS 16 accumulated over the last 12 months. (excluding equity income) CASH FLOW Free cash flow reaches R$ 2.7 billion in the last 12 months o Performance driven by EBITDA increase and slower pace of expansion o Discipline in receivables policy with an improvement of 1.1 day vs. 2Q24 o Total cash generation of R$ 650 million over the last 12 months MESSAGE FROM CEO 3 FINANCIAL HIGHLIGHTS In 2Q25, tax credits of R$ 86 million were recognized, impacting the Income Tax and Social Contribution line and, consequently, the net income. For comparison purposes, in the table above, the net income for the period is also presented excluding the effect of these credits. REVENUE GROWTH, INCREASE IN CUSTOMER TRAFFIC AND SAME-STORE SALES EVOLUTION Gross sales reached R$ 20.9 billion in 2Q25 (+7.2%), representing an increase of R$1.4 billion compared to 2Q24. This result led to market share stability during the period quarterly, despite no changes in the installment purchase policy for customers. In the last 2 years, sales grew by +18.9%, an increase of R$ 3.3 billion in the period quarterly sales performance is explained mainly by: (i) the performance of 'same-store' sales of +4.6%, excluding the impacts of the calendar effect and donations made by customers for those affected by the floods in Rio Grande do Sul in May/2024. This level of sales reflects the pressure on consumers' purchasing power and the trade down of products; (ii) the contribution of 10 stores opened in the last 12 months (+2.9%); and (iii) the high attractiveness of the business model, resulting in an increase of +1.8% in customer traffic. In the quarter, the Company implemented 811 self-checkouts in 154 stores, totaling 1,209 self-checkouts and 224 stores with this functionality (vs. 7 stores in 2Q24). Pre-IFRS16 (R$ million)2Q252Q24Δ1H251H24ΔGross Revenue20,879 19,469 7.2%41,170 38,295 7.5%Net Revenue19,002 17,871 6.3%37,554 35,093 7.0%Gross Profit (1)3,171 2,942 7.8%6,229 5,737 8.6% Gross Margin (1)16.7%16.5%0.23 p.p.16.6%16.3%0.24 p.p.Selling, General and Administrative Expenses(2,124) (2,002) 6.1%(4,191) (3,925) 6.8% % of Net Revenue-11.2%-11.2%0.02 p.p.-11.2%-11.2%0.02 p.p.Adjusted EBITDA (2)(3)1,079 965 11.8%2,101 1,862 12.8% Adjusted EBITDA Margin (2)(3)5.7%5.4%0.28 p.p.5.6%5.3%0.28 p.p.Net Financial Result(565) (468) 20.7%(1,077) (978) 10.1% % of Net Revenue-3.0%-2.6%-0.35 p.p.-2.9%-2.8%-0.08 p.p.Income Before Income Tax - EBT224 226 -0.9%446 347 28.5% % of Net Revenue1.2%1.3%-0.08 p.p.1.2%1.0%0.20 p.p.Net Income for the Period264 165 60.0%426 258 65.1% Net Margin1.4%0.9%0.47 p.p.1.1%0.7%0.39 p.p.Net Income for the Period excl. tax credits in Income Tax line178 165 7.6%340 258 31.6% Net Margin excl. tax credits in Income Tax line0.9%0.9%0.01 p.p.0.9%0.7%0.16 p.p.(1) Includes logistical depreciation (highlighted in the Income Statement on page 17);(2) Operating profit before interest, taxes, depreciation and amortization;(3) Adjusted by the Result of Other Operating Expenses and Income. 2Q2 2Q2 2Q25 52 2 4 In 1H25, gross sales reached R$ 41.2 billion (+7.5%), an increase of R$ 2.9 billion compared to the same period of 2024. The result reflects the ongoing maturation process of the new stores and the performance of 'same-store' sales of +5.0%. PHYGITAL STRATEGY: SEQUENTIAL INCREASE IN APP PENETRATION AND PROGRESS OF PARTNERSHIPS WITH LAST MILE OPERATORS The Meu Assaí App, which already has over 14 million registered customers, continues to contribute as an important role to strengthen the relationship with consumers. The information obtained through the App enables a better understanding of consumption habits to develop more effective strategies. In 2Q25, the store’s frequency by customers using the App was +59% higher than those of unidentified customers, while the average spending of these users was +33% higher. In addition, the identified revenue represented 44% of sales in 2Q25 (vs. 42% in 1Q25). Partnerships with last mile companies continue to increase sales, in addition to expanding purchase options for customers, offering convenience and ease. The agreement signed with iFood in 2024, one of the most recent advances in the phygital strategy, resulted in a 119% growth in revenue coming from last mile operators in 2Q25 compared to 2Q24. CONVERSIONS MATURATION CONTRIBUTES TO PROFITABILITY GROWTH In 2Q25, the group of 64 stores converted between 2022 and 2023 achieved an average sales per store of R$26.4 million, a level +21% higher than the average sales per store of the organic store base opened until 2022 (R$ 21.8 million). Furthermore, the productivity (sales/sqm) of the converted stores corresponds to 91% of the productivity of the organic stores opened until 2022. The EBITDA margin Pre-IFRS16 was 5.5%, an expansion of +1.4 p.p. compared to 2Q24, a level close to the Company's average, which highlights the potential of this group of stores that is still under maturation. In the quarter, the group of 47 stores converted in 2022 presented an average sales per store of R$27.9 million, +28% compared to the average sales per store of the organic base store opened until 2022. The productivity (sales/sqm) reached 94% over the productivity of the organic base store opened until 2022. The EBITDA margin Pre-IFRS16 of these converted stores reached 6.1%, an increase of +1 p.p. vs. 2Q24 and +0.4 p.p. higher than the Company's average (5.7%). The 17 stores converted in 2023, which are at an earlier stage of maturation compared to the 47 stores converted in 2022, reached an average sales per store of R$22.3 million, slightly higher than the level of the organic stores opened until 2022. Additionally, productivity (sales/sqm) was 81% compared to the productivity of the organic base store opened until 2022, with an EBITDA margin Pre-IFRS 16 above 3%. Also, the commercial galleries continue accelerating the maturation of conversions, contributing to the increase in customer traffic, generating revenue, and greater efficiency in the dilution of operational costs. At the end of 2Q25, the 2Q2 2Q25 2 2 5 5 ar re S Sales 2 s Stores o e e 2 22 era e o t l e e e rom o ers o s (1) % Net Revenue 5 occupancy rate of the gross leasable area (GLA) reached 79% (vs. 74% in 2Q24), with revenue of R$30 million (+14.3% vs. 2Q24). In 1H25, galleries revenue totaled R$60 million, an increase of +13.8% compared to 1H24. EXPANSION OF MARGINS RESULTED FROM THE IMPROVEMENT IN GROSS PROFIT AND STRICT EXPENSES CONTROL In 2Q25, gross profit reached R$3.2 billion, a margin of 16.7%, up +0.2 p.p. compared to 2Q24. In 1H25, gross profit reached R$6.2 billion, with a margin of 16.6%, up +0.2 p.p. from 1H24. The performance during the quarter was mainly due to: (i) the performance of the 94 new stores opened in the last 3 years that are still in the maturation process and represent approximately 30% of the stores base; and (ii) the constant evolution of the business model, with the expansion of the services offered in the stores, providing a better shopping experience. At the end of 2Q25, the Company operated 731 service units (+63% compared to 2Q24), being 254 butcher sections, 244 cold cuts sections, and 233 bakeries. Selling, general and administrative expenses accounted for 11.2% of net sales in the quarter, reflecting a dilution of 0.02 p.p. compared to 2Q24. The reduction is a result of disciplined expense control and the continuous maturation of the new stores, despite the implementation of more than 170 units of new services in the last 12 months and labor shortages. The equity income related to an approximately 18% stake in FIC's capital reached R$19 million in the quarter (+18.8% vs. 2Q24). The total number of Passaí cards issued reached 3.3 million units, up +15,0% from 2Q24, accounting for 5.4% of sales. EBITDA for the quarter totaled R$1.1 billion, an increase of +11.8% compared to 2Q24 and a margin increase to 5.7% (+0.3 p.p. vs. 2Q24), the highest level for a second quarter since 2Q21. In 1H25, EBITDA totaled R$2.1 billion (+12.8% vs. 2Q24) with a margin of 5.6%, an increase of +0.3 p.p. compared to 1H24. 52Q2 2Q25 mar re S 5 5 5 5 2 25 22 2 (1) % Net Revenue 6 FINANCIAL RESULT REFLECTS HIGHER INTEREST RATES The net financial result totaled R$565 million in the quarter, representing 3.0% of net sales (vs. 2.6% in 2Q24). The key impacts on the net financial result in 2Q25 are due to: (i) higher profitability of financial investments, which is the result of the increase in the average cash invested compared to the previous period (R$1.8 billion in 2Q25 vs. R$835 million in 2Q24); and (ii) increase in the Debt Burden line, due to the impact of the higher effective CDI in the period (3,62% in 2Q25 vs. 2,91% in 2Q24) and the higher volume of average gross debt in the period (R$16.6 billion vs. R$15.9 billion in 2Q24), despite a lower net debt in 2Q25 compared to 2Q24. In addition, the debt burden line includes the impacts: a. from mark-to-market, arising from swaps for CDI of debts indexed to IPCA (5 series of CRIs), pre-fixed rate (1 series of CRI) and USD (5 loan operations), with a positive non-cash impact of R$15 million in 2Q25 (vs. negative by -R$33 million in 2Q24); and b. the prepayment cost of the 4th issue of debentures in the amount of R$30 million. It is worth mentioning that the "Cost of Receivables Discounted" line reflects the total charges of the operations carried out during 2Q25. The volume of discounted receivables presented in the Net Debt table on page 10 (R$ 2.1 billion) refers only to the amount that would be due in the subsequent quarter. In addition, the amounts that would mature within 2Q25 were also paid in advance. The volume of receivables discounted depends on the Company's daily cash needs, which vary according to the amounts of the payments made (suppliers, CAPEX, debts, among other obligations). (R$ million)2Q252Q24Δ1H251H24ΔCash and cash equivalent interest55 19 189.5%106 35 2.0%Debt burden(624) (503) 24.1%(1,165) (1,012) 15.1%Cost of receivables discounted(53) (20) 165.0%(92) (65) 41.5%Other financial revenues (expenses) and Net Monetary Correction57 36 58.3%74 64 15.6%Net Financial Result(565) (468) 20.7%(1,077) (978) 10.1% % of Net Revenue-3.0%-2.6%-0.4 p.p.-2.9%-2.8%-0.1 p.p. 7 NET INCOME: OPERATIONAL EFFICIENCY MITIGATES HIGH INTEREST RATES In 2Q25, net income Pre-IFRS16 was R$264 million, with a net margin of 1.4%, +0.5 p.p. compared to 2Q24. In 1H25, net income Pre-IFRS16 was R$426 million and net margin was 1.1% (+0.4 p.p. vs. 1H24). This result reflects the operational performance, driven by the maturation of the new stores and expenses control, even in the face of high interest rates, which significantly affected the financial result. It is worth noting that in 2Q25, tax credits of R$86 million were recognized, impacting the Income Tax and Social Contribution line and, consequently, the net income. Excluding tax credits, net income Pre-IFRS16 totaled R$178 million in the quarter, with net margin of 0.9%, stable vs. 2Q24. In 1H25, net income Pre-IFRS16 totaled R$340 million, with a margin of 0.9%, accounting for an increase of +0.2 p.p. vs. 1H24. LOWER INVESTMENT REINFORCES THE COMMITMENT TO DELEVERAGING The investments (additions to property, plant and equipment) reached R$162 million in 2Q25 and R$241 million in 1H25. The reduction compared to the comparable period in 2024, mainly reflects the concentration of the store expansion in the second half of the year, besides the postponement of certain projects. This strategy is aligned with the Company's commitment to financial discipline and to the deleveraging process. The expansion schedule for 2025 remains in line with the plan, and nearly 10 stores will be opened by the end of the year. Among them, one store is expected to open in August in the state of São Paulo. et ome et mar 52 2Q2 2Q25 25 2 2 25 5 (R$ million)2Q252Q24Δ1H251H24ΔNew stores and land acquisition41 205 (164) 70 384 (314) Store renovation and maintenance91 80 11 132 121 11 Infrastructure and others30 35 (5) 39 46 (7) Gross Total Investiments162 320 (158) 241 551 (310) 8 ONE-OFF IMPACT ON SUPPLIER FINANCING FOR THE QUARTER DISCIPLINE IN RECEIVABLES POLICY The cash cycle for the quarter was 7.7 days, reflecting: (i) the temporary mismatch between the suppliers and inventories lines (supplier financing of 13.0 days in 2Q25 vs. 16.7 days in 2Q24) as result of the challenging sales environment for retail, especially in June/25. The Company’s business model enables a quick adjustment of this temporary supplier financing impact, which ended July with 41 days of inventories; and (ii) the improvement of 1.1 day in the receivables line in 2Q25 (vs. 2Q24) once the installment purchase policy for customers remained unchanged, which means that no extension of payment terms was given to customers. 25 5 5 2 5 2 5 222 25 2 22 2 25 52 52 2 2 52 2 5 5 2Q2 Q2 Q2 Q2 2Q2 Q2 Q2 Q25 2Q25S l ers e tor es e e a les a le S l er a ( uppl ers nvestor es) as le S l ers e tor es e e a les l s o te re e a les In days of COGS (Cost of Goods Sold) 9 FREE CASH FLOW TOTALS R$2.7 BILLION The operating cash generation reached R$3.9 billion, an increase of R$1.6 billion in 12 months. This result was driven by: (i) the increase of R$519 million in the EBITDA LTM compared to 2Q24. It is worth noting that 90% of the EBITDA was converted into operating cash; and (ii) due to the improvement in working capital, resulting from the evolution of the cash cycle over the 12 months ended June 2025. The free cash flow was R$2.7 billion in the last 12 months, representing an increase compared to the negative amount of R$2.2 billion recorded in the same period last year. This performance mainly reflects the reduction in the pace of expansion (CAPEX) and the EBITDA growth in the period. The total cash flow was positive at R$650 million, a significant increase compared to 2Q24 (+R$ 4.7 billion). This performance highlights the effectiveness of actions aimed at operational efficiency and strategic use of capital, as well as the ongoing commitment to financial discipline and value creation for shareholders. (R$ million - LTM)2Q252Q24ΔEBITDA (1)4,3493,831519Change in WK(426)(1,504)1,078Operating Cash Generation3,9242,3271,597Capex(1,241)(2,655)1,415Acquision of Hipermarkets2(1,890)1,891Free Cash Generation2,685(2,219)4,903Dividends(82)94(176)Payment of Interests(1,953)(1,893)(61)Total Cash Generation650(4,017)4,667(1) Adjusted EBITDA Pre-IFRS 16 (excluding equity income) 10 ADVANCE IN EBITDA PRE-IFRS16 DRIVES LEVERAGE REDUCTION The leverage ratio, represented by the net debt/Adjusted EBITDA Pre-IFRS16 ratio, reached 3.17x in the quarter, a reduction of -0.48x compared to 2Q24. The leverage level is mainly due to the increase of R$ 519 million in the EBITDA Pre-IFRS16 accumulated over 12 months, reflecting the maturation of the new stores and a reduction in net debt by R$ 200 million. With the goal of improving the debt profile, reducing the average cost and extending the term, Assaí raised R$ 1.5 billion (CDI+1.20% per year) and prepaid the 4th issue of debentures in the amount of R$2.0 billion (CDI+1.75% per year) in the quarter. Currently the Company's debt average term is 39 months with an average cost of CDI+1.28% per year. Compared to 2Q24, the reduction in gross debt in 2Q25 was R$ 1.3 billion and in net debt was R$ 200 million as a result of operational cash flow. At the end of the period, the balance of discounted receivables maturing in the subsequent quarter was R$2.1 billion, with an average term of 11 days. The prepayment of receivables is an operation typical to the retail sector and the Brazilian market and a relevant component of the Company's treasury management, which manages the cash balance invested and the amount of receivables available for discount. (R$ million)2Q252Q24Current Debt(1,260) (6,362) Non-Current Debt(14,907) (11,098) Total Gross Debt(16,167) (17,460) Cash and Cash Equivalent4,459 5,104 Net Debt(11,708) (12,356) Balance of Receivables discounted (1)(2,077) (1,630) Net Debt + Receivables Discounted (2)(13,785) (13,986) Adjusted EBITDA (3)4,349 3,831 Net Debt + Receivables Discounted (2) / Adjusted EBITDA Pre IFRS16 (3)-3.17x-3.65x(1) Represents the balance of discounted receivables due in the subsequent quarter(2) Between 4Q21 and 4Q24, the Net Debt + Discounted Receivables indicator included the outstanding balance of the hypermarket acquisition. The payment for the hypermarket acquisition was completed in 1Q24(3) Adjusted EBITDA Pre IFRS 16 accumulated the last 12 months (excluding equity income)-0.48x( ) T re T (e clud ng equ ty ncome)(2) etween 4Q2 and 4Q24, the et ebt scounted ece vables nd cator ncluded the outstand ng balance from the hypermarket acqu s on. The payment for the hypermarket acqu s on was completed n Q24( ) Contractual a os ross ebt ( ) Cash ( ) ccounts ece vable w th . scount ross ro t ( ) og s cs eprec a on ( ) nscaled chart 5 2Q2 52 Q2 Q2 5 Q25 2Q25 2 5 et e t e e a les s o te 2 ste re S et e t s o te e e a les 2 2 e era e ro e o or 2 25 2Q25 : Q25 2 11 CASH AND CASH EQUIVALENTS TOTAL R$5.8 BILLION The Company ended 2Q25 with total available cash position of R$ 5.8 billion, considering the receivables not discounted with liquidity at D+1. The Company's cash and cash equivalents, which consider the cash at the end of the period and the receivables not discounted, evolve together with the average cash invested, which reached R$ 1,764 billion in 2Q25. For comparison, the average cash was R$ 835 million in 2Q24, R$ 1,325 billion in 3Q24, R$ 1,917 billion in 4Q24, and R$ 1,845 billion in 1Q25. It is worth noting that the available cash position in 2Q24 was higher mainly because of the inflow of R$ 1.8 billion from the issuance of debentures at the end of June 2024. These funds were used to pay maturities of an equivalent amount in 3Q24. 5 2Q2 2 5 5 Q2 2 Q2 2 5 Q252 2 2Q25 5 5 as s o te e e a les s o te e e a les e e a les ot s o te a la le as os o 5 5 5 12 ADVANCES IN ESG Assaí continues promoting prosperity for everyone, from sunup to sundown, through a robust and effective sustainability strategy, ensuring that our growth creates value for both society and the environment. Our three strategic pillars are: • Efficient operations: we innovate our operations to reduce impact on the climate and ensure more responsible supply chains. • People and community development: we promote prosperity for all, with growth opportunities for employees, entrepreneurs and communities. • Ethical and transparent management: we construct ethical and transparent relationships guided by ESG good practices. The main highlights of 2Q25 were: EFFICIENT OPERATIONS • Reduction target update on greenhouse gas (GHG) emissions, in line with the Science Based Targets Initiative (SBTi) methodology, reinforcing our commitment to combating climate change. o The new goal is to reduce scope 1 and 2 emissions by 42% by 2030 – base year 2021; o So far, the Company has reduced emissions by 20%. • Reuse of 44.0% of waste, +1.2 p.p. vs. 2T24, result of recycling practices, composting, and reduction of food waste. • Growth of 30.7% in the number of stores with composting compared to 2Q24. • Increase of +11.7% in store enrollment in the Destino Certo Program vs. 2Q24 – an initiative to combat food waste and donate food to community organizations; and • Received the Gold Seal in the Public Emissions Registry of the Brazilian GHG Protocol Program for the 4th consecutive year – the highest level of recognition for companies publishing their Greenhouse Gas (GHG) Inventory data. PEOPLE AND COMMUNITY DEVELOPMENT • Assaí remains committed to promoting an increasingly diverse and inclusive working environment: o 46.7% of black people in leadership positions (managers and above), +3.9 p.p. compared to 2Q24; o 25.5% of women in leadership positions (managers and above), +0.2 p.p. compared to 2Q24; and o More than 1,000 migrant and refugee employees, representing 1.2% of the workforce (+0.3 p.p. vs. 2Q24). • Through the Assaí Institute, the Company continues to promote opportunities and pave the way for prosperity for people and communities: o Assaí exceeded its meal donation goal for the 2022-2025 period, achieving 102% of the goal: 530,000 meals were donated entirely through the support program for soup kitchens. In addition, the number of supported kitchens was also expanded, reaching 10 kitchens in 8 Brazilian states. With our support, these collective spaces prepare and offer meals to people living in extreme poverty; and o Donation of more than 124,000 pieces of clothes, warm clothing and blankets to 52 partner community organizations throughout Brazil, promoted by the Agasalho a Gente Compartilha (Warm Clothing is Something We Share) campaign. 13 AWARDS AND RECOGNITIONS • Brazil's Most Valuable Brands (Interbrand): chosen as the most valuable brand in food retail for the 7th consecutive year and the 21st most valuable brand in Brazil; • Most Valuable Brands (Brand Finance): most valuable brand in food retail in Brazil for the 5th straight year and 16th most valuable brand in Brazil; • Most Valuable Brands in Food Retail (TM20 in partnership with Infomoney): Ranked 1st as the most valuable brand in the segment in the country; • Great Place to Work Brazil: for the 4th consecutive year recognized as an excellent place to work. Best food retail company to work for in Disability Inclusion, Women's Empowerment and Ethnic and Racial Diversity; • Merco Empresas Ranking: for the 2nd consecutive year, ranked among the 100 companies with the best image and reputation in Brazil; • Modern Consumer Award for Excellence in Customer Service: for the 5th time, the Company is the winner in the Retail - Wholesale and Cash & Carry; and • "Executivo de Valor" award - 2025: Belmiro Gomes, CEO of Assaí, elected winner for the 1st time in the Commerce category, becoming the first executive from a wholesale company to receive this recognition. ABOUT SENDAS DISTRIBUIDORA S.A. Assaí Atacadista is a Corporation (company without a single controlling shareholder), that has been operating for 50 years in Cash & Carry and is the largest and most present Brazilian company in the food retail sector (Brazilian Supermarkets Association (Abras) and NielsenIQ Homescan). It is still the best Cash & Carry and retail Company in Brazil (Melhores e Maiores 2024 by Exame), the most valuable brand in the sector in the country (Interbrand, Brand Finance and TM20), and achieved the highest ranking ever for a Brazilian company in the Global Powers of Retailing 2025 ranking by Deloitte, among the 100 largest retailers in the world based on financial performance (92nd position). Established in São Paulo (SP), Assaí serves merchants and consumers who seek greater savings in retail or cash & carry purchases, leading the innovation proposal in the format. Currently, it has more than three hundred stores across all regions in Brazil (24 states and the Federal District) and more than 88,000 employees, being recognized by GPTW as the best food retail company to work for (companies with more than 10,000 employees). Assaí's shares are the only ones from a Cash&Carry company listed on the Brazilian Stock Exchange (B3 - ASAI3). A strong cash generator, it grows year after year and, in 2024, recorded revenues of R$80.6 billion. Recognized for its strong social work, it has the Assaí Institute, which, since 2022, has been working on social impact actions in support of entrepreneurship, promotion of sports, and food security. 14 CONTACTS – INVESTOR RELATIONS DEPARTMENT Aymar Giglio Acting CFO Gabrielle Castelo Branco Helú Investor Relations Officer Ana Carolina Silva Beatris Atilio Daniel Magalhães Guilherme Muniz João Felipe Pessoa Marcel Silva E-mail: ri.assai@assai.com.br Website: www.ri.assai.com.br 15 IFRS-16 IMPACTS With the adoption of IFRS16 in January 2019, a few income statement lines are affected. The table shows the key changes: FORFAITING In 2Q25, the Company acted as an intermediary in operations related to the prepayment of receivables to suppliers (forfaiting operation), resulting in revenue of R$ 25 million. It is worth noting that there are no financial charges for the Company, and these liabilities are not considered net debt. Also, in accordance with the guidance of CVM SNC/SEP Official Letter No. 01/2022, Management concluded that there are no significant impacts, since the essence of the transactions was maintained. The balance payable for these operations totaled R$ 571 million as of June 30, 2025 (related to products), compared to R$ 938 million as of December 31, 2024 (R$ 779 million for products and R$ 159 million for property, plant and equipment) and R$ 1.5 billion as of December 31, 2023 (R$ 1.1 billion for products and R$ 389 million for property, plant and equipment). According to note 14.2 of the interim financial information as of June 30, 2025. (R$ million)PREPOSTΔPREPOSTΔSelling, General and Administrative Expenses(2,124) (1,789) 335 (2,002) (1,698) 304 Adjusted EBITDA1,079 1,436 357 965 1,288 323 Adjusted EBITDA Margin5.7%7.6%1.9 p.p.5.4%7.2%1.8 p.p.Other Operating Expenses, net(8) (6) 2 (4) (4) - Depreciation and Amortization(282) (437) (155) (267) (407) (140) Net Financial Result(565) (840) (275) (468) (719) (251) Income Tax and Social Contribution40 66 26 (61) (35) 26 Net Income for the Period264 219 (45) 165 123 (42) Net Margin1.4%1.2%-0.2 p.p.0.9%0.7%-0.2 p.p.(R$ million)PREPOSTΔPREPOSTΔSelling, General and Administrative Expenses(4,191) (3,528) 663 (3,925) (3,319)606 Adjusted EBITDA2,101 2,808 707 1,862 2,505 643 Adjusted EBITDA Margin5.6%7.5%1.9 p.p.5.3%7.1%1.8 p.p.Other Operating Expenses, net(10) (8) 2 (7) (8) (1) Depreciation and Amortization(568) (866) (298) (530) (806) (276) Net Financial Result(1,077) (1,630) (553) (978) (1,479) (501) Income Tax and Social Contribution(20) 32 52 (89) (29) 60 Net Income for the Period426 336 (90) 258 183 (75) Net Margin1.1%0.9%-0.2 p.p.0.7%0.5%-0.2 p.p.2Q252Q241H251H24 16 APPENDICES OPERATIONAL INFORMATION I – Number of stores and sales area Since the start of conversions (3Q22), six stores have been closed: one in 3Q22, three in 4Q22, one each in 2Q23 and 3Q23. Furthermore, the sales area of six stores in operation was expanded through the conversion project, of which one in 3Q22, four in 4Q22, and one in 4Q24. # of Stores2Q212Q222Q232Q243Q244Q241Q252Q25Southeast102115145155158162162162Northeast4961748282828282MidWest2021252828282828North111171819202020South5791010101010Total187220270293297302302302Sales Area (thousand sqm)8241,0071,3501,4831,5041,5291,5291,529 17 FINANCIAL INFORMATION The interim financial information (excluding appendix II) was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC). II - Income Statement (Pre-IFRS 16) (R$ million)2Q252Q24Δ 1H251H24Δ Gross Revenue20,879 19,469 7.2%41,170 38,295 7.5%Net Revenue19,002 17,871 6.3%37,554 35,093 7.0%Cost of Goods Sold(15,818) (14,920) 6.0%(31,298) (29,338) 6.7%Depreciation (Logistic)(13) (9) 44.4%(27) (18) 50.1%Gross Profit3,171 2,942 7.8%6,229 5,737 8.6% Selling Expenses(1,871) (1,804) 3.7%(3,704) (3,519) 5.3% General and Administrative Expenses(253) (198) 27.8%(487) (406) 20.0%Selling, General and Adm. Expenses(2,124) (2,002) 6.1%(4,191) (3,925) 6.8%Equity income19 16 18.8%36 32 12.5%Other Operating Expenses, net(8) (4) 100.0%(10) (7) 42.9%Depreciation and Amortization(269) (258) 4.3%(541) (512) 5.7%Earnings Before Interest and Taxes - EBIT789 694 13.7%1,523 1,325 14.9% Financial Revenue118 54 118.5%201 107 87.9% Financial Expenses(683) (522) 30.7%(1,278) (1,085) 17.7%Net Financial Result(565) (468) 20.7%(1,077) (978) 10.1%Income Before Income Tax224 226 -0.9%446 347 28.5%Income Tax and Social Contribution40 (61) -165.6%(20) (89) -77.5%Net Income for the Period264 165 60.0%426 258 65.1%EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)1,071 961 11.4%2,091 1,855 12.7%Adjusted EBITDA (1)1,079 965 11.8%2,101 1,862 12.8%% of Net Revenue2Q252Q24Δ 1H251H24Δ Gross Profit16.7%16.5%0.2 p.p.16.6%16.3%0.2 p.p. Selling Expenses-9.8%-10.1%0.2 p.p.-9.9%-10.0%0.2 p.p. General and Administrative Expenses-1.3%-1.1%-0.2 p.p.-1.3%-1.2%-0.1 p.p.Selling, General and Adm. Expenses-11.2%-11.2%0.0 p.p.-11.2%-11.2%0.0 p.p.Equity Income0.1%0.1%0.0 p.p.0.1%0.1%0.0 p.p.Other Operating Expenses, net0.0%0.0%0.0 p.p.0.0%0.0%0.0 p.p.Depreciation and Amortization-1.4%-1.4%0.0 p.p.-1.4%-1.5%0.0 p.p.EBIT4.2%3.9%0.3 p.p.4.1%3.8%0.3 p.p.Net Financial Result-3.0%-2.6%-0.4 p.p.-2.9%-2.8%-0.1 p.p.Income Before Income Tax1.2%1.3%-0.1 p.p.1.2%1.0%0.2 p.p.Income Tax0.2%-0.3%0.6 p.p.-0.1%-0.3%0.2 p.p.Net Income for the Period1.4%0.9%0.5 p.p.1.1%0.7%0.4 p.p.Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA5.6%5.4%0.3 p.p.5.6%5.3%0.3 p.p.Adjusted EBITDA (1)5.7%5.4%0.3 p.p.5.6%5.3%0.3 p.p.(1) Adjusted for Other Operating Revenue (Expenses) 18 III - Income Statement (Post-IFRS 16) (R$ million)2Q252Q24Δ 1H251H24Δ Gross Revenue20,879 19,469 7.2%41,170 38,295 7.5%Net Revenue19,002 17,871 6.3%37,554 35,093 7.0%Cost of Goods Sold(15,796) (14,901) 6.0%(31,254) (29,301) 6.7%Depreciation (Logistic)(27) (22) 22.7%(55) (42) 31.0%Gross Profit3,179 2,948 7.8%6,245 5,750 8.6% Selling Expenses(1,540) (1,504) 2.4%(3,048) (2,920) 4.4% General and Administrative Expenses(249) (194) 28.4%(480) (399) 20.3%Selling, General and Adm. Expenses(1,789) (1,698) 5.4%(3,528) (3,319) 6.3%Equity income19 16 18.8%36 32 12.5%Other Operating Revenue, net(6) (4) 50.0%(8) (8) 0.0%Depreciation and Amortization(410) (385) 6.5%(811) (764) 6.2%Earnings Before Interest and Taxes - EBIT993 877 13.2%1,934 1,691 14.4% Financial Revenue118 54 118.5%201 97 107.2% Financial Expenses(958) (773) 23.9%(1,831) (1,576) 16.2%Net Financial Result(840) (719) 16.8%(1,630) (1,479) 10.2%Income Before Income Tax153 158 -3.2%304 212 43.4%Income Tax and Social Contribution66 (35) -288.6%32 (29) -210.3%Net Income for the Period219 123 78.0%336 183 83.6%EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)1,430 1,284 11.4%2,800 2,497 12.1%Adjusted EBITDA (1)1,436 1,288 11.5%2,808 2,505 12.1%% of Net Sales2Q252Q24Δ 1H251H24Δ Gross Profit16.7%16.5%0.2 p.p.16.6%16.4%0.2 p.p. Selling Expenses-8.1%-8.4%0.3 p.p.-8.1%-8.3%0.2 p.p. General and Administrative Expenses-1.3%-1.1%-0.2 p.p.-1.3%-1.1%-0.2 p.p.Selling, General and Adm. Expenses-9.4%-9.5%0.1 p.p.-9.4%-9.5%0.1 p.p.Equity Income0.1%0.1%0.0 p.p.0.1%0.1%0.0 p.p.Other Operating Revenue, net0.0%0.0%0.0 p.p.0.0%0.0%0.0 p.p.Depreciation and Amortization-2.2%-2.2%0.0 p.p.-2.2%-2.2%0.0 p.p.EBIT5.2%4.9%0.3 p.p.5.1%4.8%0.3 p.p.Net Financial Result-4.4%-4.0%-0.4 p.p.-4.3%-4.2%-0.1 p.p.Income Before Income Tax0.8%0.9%-0.1 p.p.0.8%0.6%0.2 p.p.Income Tax0.3%-0.2%0.5 p.p.0.1%-0.1%0.2 p.p.Net Income for the Period1.2%0.7%0.5 p.p.0.9%0.5%0.4 p.p.Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA7.5%7.2%0.3 p.p.7.5%7.1%0.4 p.p.Adjusted EBITDA (1)7.6%7.2%0.4 p.p.7.5%7.1%0.4 p.p.(1) Adjusted for Other Operating Revenue (Expenses) 19 IV - Balance Sheet (Post-IFRS 16) (R$ million)30.06.202531.12.2024Current Assets15,053 16,448 Cash and cash equivalent4,459 5,628 Trade receivables1,567 2,210 Inventories7,795 7,127 Recoverable taxes997 1,241 Derivative financial instruments 8 93 Prepaid Expenses181 99 Other accounts receivable46 50 Non-current assets29,250 29,145 Deferred income tax and social contribution239 140 Recoverable taxes810 672 Derivative financial instruments424 297 Related parties23 23 Restricted deposits for legal proceedings23 24 Prepaid Expenses13 9 Other accounts receivable42 31 Investments823 804 Property, plan and equipment13,239 13,564 Intangible assets5,181 5,183 Right-of-use assets8,433 8,398 TOTAL ASSETS44,303 45,593 (R$ million)30.06.202531.12.2024Current Liabilities13,619 16,312 Trade payables, net9,775 10,709 Trade payables - Agreements571 938 Borrowings120 38 Debentures and promissory notes1,148 2,046 Payroll and related taxes697 682 Lease liabilities437 412 Taxes payable316 529 Income tax and social contribution payable5 34 Dividends and interest on own capital payable1 129 Deferred revenues266 449 Other accounts payable283 346 Non-current liabilities25,085 24,026 Trade payables, net- 12 Borrowings2,990 1,720 Debentures and promissory notes12,341 12,761 Provision for legal proceedings275 223 Lease liabilities9,379 9,232 Deferred revenues25 26 Cash-setted share-based payment plan13 5 Other accounts payable62 47 Shareholders' Equity5,599 5,255 Share capital1,456 1,272 Capital reserve112 88 Earnings reserve4,085 3,933 Treasury shares(39) (26) Other comprehensive results(15) (12) TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY44,303 45,593 LIABILITIESASSETS 20 V - Cash Flow (Post-IFRS 16) (R$ million)30.06.202530.06.2024Net income for the year336 183 Deferred income tax and social contribution(98) (44) Loss (gain) on disposal of property, plant and equipment and lease8 9 Depreciation and amortization866 806 Interests and monetary variation1,746 1,536 Share of profit and loss of associate(36) (32) Provision of legal proceedings109 34 Provision of stock option24 16 Allowance for inventory losses and damages325 288 (Reverse of) expected credit loss for doubtful accounts1 (3) 3,281 2,793 Variation of operating assetsTrade receivables639 (730) Inventories(993) (866) Recoverable taxes(5) 49 Dividends received17 94 Related parties- 4 Restricted deposits for legal proceedings2 7 Other assets(93) (98) (433) (1,540) Variation of operating liabilitiesTrade payables(1,048) (536) Payroll and related taxes15 16 Taxes and social contributions payable(131) 38 Payment for legal proceedings(77) (60) Deferred revenues(184) (135) Other accounts payable(41) (27) (1,466) (704) Net cash generated by operating activities1,382 549 Cash flow from investment activitiesPurchase of property, plant and equipment(477) (852) Purchase of intangible assets(15) (19) Proceeds from property, plant and equipment1 2 Proceeds from assets held for sale2 16 Net cash used in investment activities(489) (853) Cash flow from financing activitiesProceeds from borrowings2,858 2,300 Cost of funding of borrowings(13) (12) Payments of borrowings(3,087) (199) Payments of interest on borrowings(938) (567) Dividend and Interest on own capital paid(128) - Purchase of treasury shares(13) - Payments of lease liabilities(161) (148) Payment of interest on lease liability(566) (529) Payment of acquisition of commercial points(14) (896) Net cash used in financing activities(2,062) (51) Net increase (decrease) in cash and cash equivalents(1,169) (355) Cash and cash equivalents at the beginning of the year5,628 5,459 Cash and cash equivalents at the end of the year4,459 5,104 Net increase (decrease) in cash and cash equivalents(1,169) (355)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.